Exhibit 99.2

NQ Mobile Inc. Completes the FL Mobile Divestment and the Sale of Showself’s Live Social Video Business

BEIJING, December 14, 2017 — NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that it has completed the FL Mobile Divestment and the Sale of Showself’s Live Social Video Business. The Company today received additional approximately RMB1.97 billion of consideration for the transaction, consisting of approximately RMB200 million, in cash and RMB1,770 million in a senior note from Tongfang Investment Fund Series SPC (the “Investor”), an affiliate of Tongfang Securities Limited, a part of Tsinghua Tongfang. This brings the total consideration received to approximately RMB3.32 billion, or 100% of the agreed upon price pursuant to the definitive agreements between the Company and the Investor in March 2017. As compensation to the Company, the senior note issued to the Company bears an interest of 8% per annum. This one-year senior note may be extended by another 12 months at the Company’s option, and can be redeemed early by the Investor for principle plus accrued interest to the Company at any time.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile's portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.
Email: investors@nq.com
Phone: +1 469 310 5281
Phone: +86 10 6452 2017
Twitter: @NQMobileIR

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